October 8, 2024

Muchun Zhu
Chief Executive Officer
Intercont (Cayman) Limited
Room 8501, 11/F., Capital Centre
151 Gloucester Road
Wanchai, Hong Kong

       Re: Intercont (Cayman) Limited
           Registration Statement on Form F-1
           Filed September 27, 2024
           File No. 333-282394
Dear Muchun Zhu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 9, 2024 letter.

Registration Statement on Form F-1 filed September 27, 2024
Cover Page

1. We note your response to prior comment 1 and reissue it in part. Please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong. In this regard we note your revised disclosure indicating that, "[t]o the extent applicable," all of the legal and operational risks associated in operating in the PRC also apply to the operations of your Hong
       Kong Subsidiaries.
 October 8, 2024
Page 2
Financial Statements, page F-1

2. Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form
       20-F.

       Please contact Joseph Klinko at 202-551-3824 or Robert Babula at 202-551-3339 if
you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Liz Packebusch at 202-551-8749
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Lan Lou